Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Corteva, Inc. of our report dated March 13, 2019, relating to the combined financial statements of the Dow Agricultural Sciences Business (the “Business”) as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018, which report expresses an unqualified opinion and includes an emphasis of a matter paragraph regarding an inclusion of allocations of certain expenses from The Dow Chemical Company, which allocations may not reflect the expenses the Business would have incurred as a stand-alone company and a change in the method of accounting for revenue due to the adoption of Accounting Standards Codification Topic 606, Revenue From Contracts with Customers, appearing in the Amendment No. 4 of the Registration Statement on Form 10 of Corteva, Inc. filed on May 6, 2019.

/s/ DELOITTE & TOUCHE LLP
Midland, Michigan
May 31, 2019